09042502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Processing Section

AUG 19 2009

Washington, DC 121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-2008 (MM/DD/YY) AND ENDING 06-30-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Pier One Road, Suite #201
(No. and Street)

Stevensville, Maryland 21666
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ernest O. Brittingham, Jr. (410) 604-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group, LLC (formerly Trice, Geary, & Myers LLC)
(Name – *if individual, state last, first, middle name*)

955 Mt. Hermon Road (Address) Salisbury (City) Maryland (State) 21804 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest O. Brittingham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc., as of June 30th, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. TRUDY LEE
NOTARY PUBLIC
QUEEN ANNE CO., MD
MY COMMISSION EXPIRES MAY 1, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL
As required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
International Money Management Group, Inc.

In planning and performing our audit of the financial statements of International Money Management Group, Inc. (the Company), as of and for the year ended June 30, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to access whether those practices and procedures can be

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, PCAOB and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

TGM Group LLC

Salisbury, MD

August 13, 2009

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.

FINANCIAL REPORT

JUNE 30, 2009

CONTENTS

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
International Money Management Group, Inc.
Stevensville, MD 21666

We have audited the accompanying statements of financial condition of International Money Management Group, Inc. as of June 30, 2009 and 2008, and the related statements of income and comprehensive income (loss), changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Money Management Group, Inc. as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

TGM Group LLC

Salisbury, Maryland
August 13, 2009

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 42,877	$ 51,993
Deposits with clearing organizations	50,000	50,000
Securities available-for-sale, at fair value	2,131	2,700
Commissions receivable	20,510	60,194
Service fees receivable	27,381	31,844
Due from affiliate	50,198	34,821
Other assets	4,668	984
Total assets	$ 197,765	$ 232,536
LIABILITIES		
Commissions payable	$ 60,146	$ 91,633
Service fees payable	19,167	22,291
Deferred tax liability	2,392	2,302
Total liabilities	81,705	116,226
STOCKHOLDER'S EQUITY		
Capital stock, $.05 par value, 2,000,000 shares authorized, 271,136 shares issued and outstanding	13,555	13,555
Additional paid-in capital	74,443	74,443
Accumulated other comprehensive loss	(569)	-
Retained earnings	28,631	28,312
Total stockholder's equity	116,060	116,310
Total liabilities and stockholder's equity	$ 197,765	$ 232,536

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended June 30, 2009 and 2008

	2009	2008
REVENUES		
Mutual fund	$ **475,031**	$ 447,692
Stock and bond	**120,230**	115,550
Variable annuity and pension	**93,382**	137,452
Life insurance	**1,908**	4,288
Total revenues	**690,551**	704,982
EXPENSES		
Commissions and bonuses	**495,444**	459,042
Overhead	**169,512**	250,731
Licensing and insurance	**7,910**	10,298
Professional fees	**5,948**	7,772
Miscellaneous and clearing	**12,296**	11,604
Total expenses	**691,110**	739,447
OTHER INCOME		
Interest	**722**	1,779
Miscellaneous	**246**	35,000
Total other income	**968**	36,779
Net Income Before Income Taxes	**409**	2,314
Provision for income tax expense	**90**	506
NET INCOME	$ **319**	$ 1,808
OTHER COMPREHENSIVE LOSS		
Net unrealized holding loss on securities available-for-sale	**(569)**	-
TOTAL COMPREHENSIVE (LOSS) INCOME	$ **(250)**	$ 1,808

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2009 and 2008

	Capital stock		Additional	Accumulated Other Comprehensive	Retained	
	Shares	Amount	paid-in capital	Loss	Earnings	Total
Balances, June 30, 2007	271,136	$ 13,555	$ 74,443	$ -	$ 26,504	$ 114,502
Net income	-	-	-	-	1,808	1,808
Balances, June 30, 2008	271,136	$ 13,555	$ 74,443	$ -	$ 28,312	$ 116,310
Net income	-	-	-	-	**319**	**319**
Net unrealized losses on securities available-for-sale	-	-	-	**(569)**	-	**(569)**
Balances, June 30, 2009	**271,136**	**$ 13,555**	**$ 74,443**	**$ (569)**	**$ 28,631**	**$ 116,060**

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2009 and 2008

		2009		2008
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	**319**	$	1,808
Adjustments to reconcile net income to net cash (used in) provided by operating activities:				
Decrease (increase) in commissions receivable		**39,684**		(46,469)
Decrease in service fees receivable		**4,463**		1,055
(Increase) decrease in due from affiliate		**(15,377)**		3,231
Increase in other assets		**(3,684)**		(742)
Increase in deferred tax liability		**90**		506
(Decrease) increase in commissions payable		**(31,487)**		57,656
Decrease in service fees payable		**(3,124)**		(738)
Decrease in other liabilities		**-**		(429)
Net cash (used in) provided by operating activities		**(9,116)**		15,878
Net (decrease) increase in cash		**(9,116)**		15,878
Cash, beginning of fiscal year		**51,993**		36,115
Cash, end of fiscal year	**$**	**42,877**	$	51,993

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended June 30, 2009 and 2008

Subordinated borrowings at July 1, 2007	$	-
Increases (decreases) in subordinated borrowings		-
Subordinated borrowings at June 30, 2008	$	-
Increases (decreases) in subordinated borrowings		-
Subordinated borrowings at June 30, 2009	$	-

The Notes to Financial Statements are an integral part of these statements

Note 1. The Company and its Significant Accounting Policies

Description of Business

International Money Management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

Basis of Accounting

The Company maintains its books and records on an accrual basis to conform with accounting principles generally accepted in the United States of America and NASD requirements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

The Company files its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

Commissions Receivable

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

Commissions Payable

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

Service Fees

On June 30, 2007, the Company began recording service fee receivables and payables relating to direct (application-way) mutual fund business for the first time. This change was made at the recommendation of SEC examiners following NASD requirements during a February 2007 exam. The estimated fees, which are based on historical collection factors, are recorded as receivables when deemed earned, and amounts estimated to be due to representatives (approximately 70%) are recorded as payables at the same time. During 2009 and 2008, the Company adjusted the estimated fees recorded as receivables and estimated amounts due to representatives recorded as payables on a monthly basis. Management believes these estimates are reasonable based on its long history with various mutual funds and will collect the fees over a 30 to 120 day time frame.

Note 1. The Company and its Significant Accounting Policies (Continued)

Financial Statement Presentation

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Note 2. Securities

The company owns 100 common shares of a worldwide securities listing company that were originally purchased at a value of $27 per share. As of June 30, 2009, management has the ability and intent to hold the equity securities available for sale for a period of time sufficient for a recovery of original cost. Management believes the unrealized loss is due to economic conditions that will recover over time.

Note 3. Due To/From Affiliate

In accordance with an agreement International Money Management Group, Inc. has with an affiliate, indirect expenses relating to its business activities, based on its proportionate share of revenue, are payable to the affiliate as payment for overhead expense items. Overhead expense for the years ended June 30, 2009 and 2008 was **$169,512** and $250,731, respectively. Also, there was a Due From its affiliate for the years ended June 30, 2009 and 2008 of **$50,198** and $34,821, respectively.

Note 4. Related Parties

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

In accordance with the agreement referred to above, the Company pays all overhead expenses to Bayview Financial Group, Inc. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 50% owned by Mr. Brittingham.

Note 5. Income Taxes

The components of the provision for income tax for the year ended June 30, 2009 and 2008 are as follows:

	2009	2008
Current income taxes:	**$ -**	$ -
Deferred income taxes:	**90**	506
Income tax provision	**$ 90**	$ 506

Note 5. Income Taxes (Continued)

Temporary differences that give rise to deferred tax assets (liabilities) and the tax effect of each are as follows at June 30, 2009 and 2008.

		2009		2008
Deferred tax asset:				
Current:				
Commission and service fee payables	$	17,449	$	25,063
Net operating loss carryforward		2,766		760
	$	20,215	$	25,823
Deferred tax liability:				
Current:				
Commission and service fee receivables	$	(22,607)	$	(28,125)
Reflected in the balance sheet as a:				
Net current deferred tax liability	$	(2,392)	$	(2,302)

No valuation allowance has been provided for the deferred tax assets, as management believes that the payables and net operating loss carryforwards will be fully utilized in future periods.

At June 30, 2009, the Company had approximately $13,000 of net operating loss carryforwards for income tax purposes, which expire in 20 years.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c 3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. At June 30, 2009, the Company had net capital of $53,587, which was $48,140 in excess of its required amount of $5,447.

Note 7. Fair Value Measurement

During the 2009 fiscal year, the Company adopted SFAS No. 157, *Fair Value Measurements* which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS No. 157 requires disclosures about the fair value of assets and liabilities recognized in the statement of financial condition in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Fair Value Hierarchy

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities)
Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of assets or liabilities)

Note 7. Fair Value Measurement (Continued)

In determining the appropriate levels, the Company performs a detailed analysis of assets and liabilities that are subject to SFAS No. 157.

Fair value measurements on a recurring basis at June 30, 2009 are as follows:

	Level 1	Level 2	Level 3	Fair Value
Securities available for sale	$ 2,131	$ -	$ -	$ 2,131

Securities available-for-sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Note 8. Subsequent Events

The Company has evaluated subsequent events through August 13, 2009, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

Schedule I
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2009

Net capital		
Total stockholders' equity	$	116,060
Deductions:		
Non-allowable assets:		
Due from affiliate		50,198
Service fees, net		5,476
Other assets		6,799
Total non-allowable assets		62,473
Net capital	$	53,587
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	60,146
Service fees payable		19,167
Deferred tax liability		2,392
Total aggregate indebtedness	$	81,705
Computation of required net capital		
Minimum net capital required; 6-2/3% of aggregate debt $5,441 or $5,000, whichever is greater	$	5,447

See Independent Auditors' Report

Schedule II
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2009

	2009
Customer funds held in excess	$ -
Amount in reserve bank account	$ -

See Independent Auditors' Report

Note 1. Reconciliation of Schedule I

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (FOCUS) for the period ended June 30, 2009.

Net capital per June 30, 2009 FOCUS report	$	50,939
Audit adjustments		(90)
Service fee adjustment		2,738
Net capital per Schedule I	$	53,587

Note 2. Computation of Reserve Requirements

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.